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                             August 16, 2023

       Vicky Zhang
       Chief Financial Officer
       Adlai Nortye Ltd.
       c/o PO Box 309, Ugland House
       Grand Cayman, KY1-1104
       Cayman Islands

                                                        Re: Adlai Nortye Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 10,
2023
                                                            File No. 333-273465

       Dear Vicky Zhang:

              We have reviewed your amended registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the amendment that was filed on July 27, 2023, warranting revised
disclosure to mitigate the challenges you face and related
                                                        disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a
 Vicky Zhang
Adlai Nortye Ltd.
August 16, 2023
Page 2
      material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the
term    control
      (including the terms    controlling,       controlled by,    and    under
common control with   ) as
      defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
      to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample
      Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the
PRC government   s
      intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 27, 2023
       You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,
FirstName LastNameVicky Zhang
                                                             Division of
Corporation Finance
Comapany NameAdlai Nortye Ltd.
                                                             Office of Life
Sciences
August 16, 2023 Page 2
cc:       Ke Geng
FirstName LastName